# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VISTA CREDIT STRATEGIC LENDING CORP., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 04/23/2025
Amends the filing with accession number 0001193125-23-254917
Filed by CIK 0001997216
Persons authorized to receive notices and communications: Bashar AlRosan, Capital Gate, 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 204 0000

## Reporting persons
- Abu Dhabi Developmental Holding Company PJSC (CIK 0001997216): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 3,774,159.3; shared dispositive power 0; aggregate amount beneficially owned 3,774,159.3 (23.5% of the class)
- Sapphire Private Funds Holdings II RSC Ltd (CIK 0001996714): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 3,774,159.3; shared dispositive power 0; aggregate amount beneficially owned 3,774,159.3 (23.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: VISTA CREDIT STRATEGIC LENDING CORP.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Comment:
The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Abu Dhabi Developmental Holding Company PJSC ("ADQ"), Sapphire Private Funds Holdings II RSC Ltd ("Sapphire II") and Khalifa Alsuwaidi on October 12, 2023, as amended by Amendment No. 1 filed on November 13, 2023, Amendment No. 2 filed on December 21, 2023, Amendment No. 3 filed on March 28, 2024, Amendment No. 4 filed on July 1, 2024, Amendment No. 5 filed on September 30, 2024, and Amendment No. 6 filed on December 27, 2024. This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) ADQ and (ii) Sapphire II (collectively, the "Reporting Persons"). Set forth on Exhibit 99.1 hereto are the names and other required information regarding the members of ADQ's board of directors and ADQ's executive officers (collectively, the "Schedule A Persons"). None of the Schedule A Persons beneficially owns any securities of the Issuer. Schedule B hereto sets forth the names and other required information regarding the members of Sapphire II's board of directors (collectively, the "Schedule B Persons", and together with the Schedule A Persons, the "Scheduled Persons"). None of the Schedule B Persons beneficially owns any securities of the Issuer.
Residence or business address: The principal business address for ADQ is: Capital Gate, 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates. The principal business address for Sapphire II is: Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment: Each of the Reporting Persons is engaged in the business of investing. ADQ is an Abu Dhabi-based investment and holding company that is indirectly wholly owned by the Government of the Emirate of Abu Dhabi. Sapphire II is an indirect wholly owned subsidiary of ADQ whose principal business is the making and holding of investments. Sapphire II is the direct holder of the shares of Common Stock reported herein.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows: (i) ADQ - Abu Dhabi, United Arab Emirates, and (ii) Sapphire II - Abu Dhabi Global Market, United Arab Emirates.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The shares of Common Stock of the Issuer were purchased by Sapphire II with the working capital of Sapphire II.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 20, 2025, the Issuer delivered a Drawdown Notice to Sapphire II to fund an amount equal to $9,985,139.87 (the "Eighth Drawdown Amount") with a Drawdown Date of March 31, 2025. Sapphire II paid the Eighth Drawdown Amount to the Issuer to purchase 509,705.966 shares of Common Stock at a per share purchase price of $19.59, with such price and number of shares of Common Stock being determined by the Issuer on April 23, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of ADQ and Sapphire II may be deemed to beneficially own 3,774,159.304 shares of Common Stock of the Issuer, which represents approximately 23.5% of the shares of Common Stock outstanding, based on 16,052,310.855 shares of Common Stock outstanding as of March 31, 2025, based on information received from the Issuer. The shares of Common Stock reported herein are directly held and beneficially owned by Sapphire II. ADQ, which indirectly wholly owns Sapphire II, may be deemed the beneficial owner of the shares of Common Stock directly held by Sapphire II.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole dispositive power over 3,774,159.304 shares of Common Stock. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Directors and Executive Officers of ADQ and Directors of Sapphire II.

## Signatures
- Abu Dhabi Developmental Holding Company PJSC: /s/ Hamad Alhammadi, Hamad Alhammadi/ Deputy Chief Executive Officer (04/25/2025)
- Abu Dhabi Developmental Holding Company PJSC: /s/ Mansour Almulla, Mansour Almulla/ Deputy Chief Executive Officer (04/25/2025)
- Sapphire Private Funds Holdings II RSC Ltd: /s/ Peter Howley, Peter Howley/ Director, Authorized Signatory (04/25/2025)